Exhibit (e)(5)

BUSINESS RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships with First American

We effectively commenced operations on June 5, 2003 with our acquisition of First American’s screening technology division and US SEARCH.com, Inc. As consideration for these acquisitions, we issued 100% of our outstanding Class B common stock to First American and 100% of our Class A common stock to former stockholders of US SEARCH.com, Inc. Each share of our Class B common stock entitles the holder to ten votes in any meeting of stockholders. As a result, First American received approximately 80% of the outstanding capital stock of our company and approximately 98% of the voting power in our company. Former stockholders of US SEARCH.com, Inc. received the remaining approximately 20% of our outstanding capital stock. FirstMark, formerly a stockholder of US SEARCH.com, Inc., received approximately 10% of our Class A common stock in the transaction. First American and FirstMark entered into a stockholders agreement concurrently with the acquisitions that granted FirstMark certain registration rights and the right to sell shares of our Class A common stock at the same time First American sells any of our shares under certain circumstances, and generally requires First American to vote for one nominee for director designated by FirstMark. As a controlled subsidiary of First American, we have various relationships with First American, which are described below.

We entered into a reimbursement agreement dated October 11, 2005 with First American whereby we reimburse First American for the actual expenses incurred by us in connection with the participation by certain of our employees in First American’s supplemental benefit plan. In 2008, we reimbursed First American $400,055 for actual and interest costs for Anand Nallathambi’s participation in the supplemental benefit plan.

On November 7, 2005, we entered into an operating agreement with a subsidiary of First American that sets forth the terms under which we, along with the First American subsidiary, jointly own and operate LeadClick Holding Company, LLC. We have ownership of 70% of LeadClick Holding Company LLC, with the remaining 30% being owned by the First American subsidiary.

First American provides certain legal, financial, technology, administrative and managerial support services to us pursuant to a service agreement that was entered into on January 1, 2004. Under the terms of the service agreement, human resources systems and payroll systems and support, network services and financial systems are provided at an annual cost of approximately $0.3 million. In addition, certain other services including pension and 401(k) expenses, corporate and medical insurance, personal property leasing and company car programs are provided at actual cost. The initial term of the agreement was for one year, with automatic self renewals every six months. First American incurred approximately $8.5 million in service fees for the year ended December 31, 2008.

First American and certain of its affiliates provided sales and marketing, legal, financial, technology, leased facilities, leased equipment and other administrative services to the Credit Information Group. As part of our 2005 acquisition of the Credit Information Group from First American, we entered into an amended and restated services agreement with First American on September 14, 2005. Under the terms of this agreement, First American provides human resources systems and payroll systems and support, network services and financial systems at an annual cost of approximately $4.5 million. In addition, First American provides certain other services (including pension and 401(k) expenses, corporate and medical insurance, personal property leasing and company car programs) at actual cost. The initial term of the agreement was for one year, with automatic self renewals every six months. The amounts allocated to the Credit Information Group are based on management’s assumptions (primarily usage, time incurred and number of employees) as to the proportion of the services used by the Credit Information Group in relation to the actual costs incurred by First American and its affiliates in providing the services. The company incurred approximately $4.5 million in service fees for the year ended December 31, 2008.

We also have an agreement with the First American Corporation dated September 14, 2005 to lease the Credit Information Group’s office space in Poway, California. The lease has an initial term of five years with a one-time option to renew the term for an additional five years. The rent payable under the lease is approximately $169,000 per month, and we are obligated to pay all costs and expenses related to the property, including operating expenses, maintenance and taxes, which were approximately $2.0 million for the year ended December 31, 2008.

Effective January 1, 2003, we entered into an agreement with a subsidiary of First American whereby we act as an agent in selling renters insurance. We receive a commission of 12% of the insurance premiums and 20% of the profits (as defined in the agreement) of the insurance premiums written. Commissions earned in 2008 were approximately $2.5 million.

We also perform employment screening, credit reporting and hiring management services for First American. Total revenue from First American was approximately $4.1 million for the year ended December 31, 2008.

First American Real Estate Solutions, LLC (“FARES”), a joint venture between First American and Experian, owns 50% of a joint venture that provides mortgage credit reports and operations support to a nationwide mortgage lender. In accordance with the terms of the joint venture operating agreement, the mortgage and consumer credit reporting operation of FARES receives a merge fee per credit report issued and is reimbursed for certain operating costs. In connection with the acquisition of the Credit Information Group, FARES entered into an outsourcing agreement where we continue to provide these services to the nationwide mortgage lender. These earnings totaled $5.3 million for the year ended December 31, 2008. Effective January 1, 2008, the Company entered into two agreements (Computer License agreement and a Service Agreement) with Rels Reporting Services, LLC which replaced the original agreements that had provided for charging merge fees on credit reports issued and the reimbursement of the majority of operating costs. These new agreements incorporate a transaction fee and a fixed fee for services, and minimize the reimbursement of operating costs. This management fee is included in service revenue and was $9.8 million for the year ended December 31, 2008. The residual reimbursement for operating costs were $0.4 million for the year ended December 31, 2008.

We, through a subsidiary, perform tax consulting services for First American pursuant to a training grants & incentives services agreement which was entered into in August 2007. We identify grants and tax credits, and match them with First American’s training curriculum and complete the necessary applications as a part of the service offering. Our fees for the training grant services are payable at twenty percent (20%) of the total amount of each approved training grant arranged by us for the benefit of First American. As of this date, there has been no significant revenue recognized under this agreement.

We, through a subsidiary, provide publicly available bankruptcy information to First American pursuant to a data license and information services agreement dated December 27, 2007. The annual fee for these services is $75,000 ($6,250 per month).

Our Lender Services segment has partnered with First American CoreLogic (“FACL”) through a series of agreements to provide major national lender consumer data from the FACL databases in a Fair Credit Reporting Act compliant method. In 2008, we purchased data from FACL for a total of $1.9 million.

We have a flood zone determination wholesale service provider agreement, dated March 1, 2008, between First American Hazard Certification LLC, a subsidiary of First American and First Advantage Credco, LLC. Under the terms of this agreement, we are permitted to resell flood products provided by First American to First Advantage Credco’s end-user customers. All product costs and pricing are market-based.

We entered into a hiring management license and service agreement, dated January 11, 2008, between a subsidiary of ours, First Advantage Enterprise Screening Corporation, and First American. Under the terms of the agreement, we will license hiring management solution software to First American and provide certain services and maintenance for the software. The fees for this agreement will be an annual fee of $305,000 (invoiced quarterly). The parties, however, have agreed to suspend performance of this agreement until such time that First American determines to proceed with its previously announced spin-off of a portion of its business.

Relationships with Experian

Experian owns approximately 6.3% of a combination of First Advantage’s Class A and Class B common shares and is considered a related party. The cost of credit reports purchased by us from Experian was $24.9 million for the year ended December 31, 2008. We sell background and lead generation services to Experian. Total revenue from these sales was $0.1 million for the year ended December 31, 2008. We have also entered into a registration rights agreement in September 2005 (and which was amended in November 2005) with Experian pursuant to which we have agreed, under certain terms and conditions, to register shares of our Class A common stock that Experian owns.

Related Party Transaction Approval Policy

It is our policy that the audit committee review and approve in advance all related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission. If advance approval is not feasible, the audit committee must approve or ratify the transaction at the next scheduled meeting of the committee. Transactions required to be disclosed pursuant to Item 404 include any transaction between First Advantage and any officer, director or certain affiliates of First Advantage that has a value in excess of $120,000. In reviewing related party transactions, the audit committee evaluates all material facts about the transaction, including the nature of the transaction, the benefit provided to First Advantage, whether the transaction is on commercially reasonable terms that would have been available from an unrelated third-party and any other factors necessary to its determination that the transaction is fair to First Advantage. Our board of directors has adopted a written Statement of Policy With Respect to Related Party Transactions (a copy of which may be viewed on the Corporate Governance page of the Investor Relations section of our website located at www.fadv.com or a printed copy may be obtained by making a written request to Bret T. Jardine, Corporate Secretary of First Advantage Corporation, at 100 Carillon Parkway, St. Petersburg, Florida 33716).